September 30, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance

Office of Manufacturing
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Thomas Jones
Erin Purnell

Re:	Workhorse Group Inc.

Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)

Filed September 22, 2025

File No. 001-37673

Ladies and Gentlemen:

Workhorse Group Inc. respectfully submits the following response to the letter dated September 30, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Proxy Statement. For convenience, the Staff’s comment is repeated below, followed by the Company’s response. References to the “Company, “we,” “us,” and “our” refer to Workhorse Group Inc., a Nevada corporation.

Preliminary Proxy Statement on Schedule 14A filed September 22, 2025

Who will be the controlling stockholder of the Combined Company?, page 5.

1.	Please disclose the name of the controlling stockholder that will initially own approximately 62.5% of Workhorse. Also, revise the last paragraph on page 54 to disclose the name of the controlling stockholder. In addition, revise the Certain Relationships and Related Party Transactions section beginning on page 190 to disclose the name of the controlling stockholder.

Response: We have revised the Proxy Statement, including in the last paragraph on page 54 and the Certain Relationships and Related Party Transactions section on page 190 to disclose that Motiv GM Holdings II LLC, an entity controlled by Gary Magness, will be the controlling stockholder that will initially own approximately 62.5% of the Company.

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September 30, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (888) 646-5205 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Richard Dauch
Richard Dauch
Chief Executive Officer

cc:	(via email)
Arthur McMahon, III, Taft Stettinius & Hollister LLP